SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for September 26, 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

Enclosure: Sasol publishes 2006 Analyst book in respect of reviewed provisional annual
             financial results for the year ended 30 June 2006 on its website

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

Sasol publishes 2006 Analyst book in respect of reviewed
provisional annual financial results for the year ended 30 June
2006 on its website

The 2006 Analyst book in respect of reviewed provisional annual
financial results for the year ended 30 June 2006 has been updated
and posted on Sasol's website at
http://www.sasol.com/sasol_internet/frontend/navigation.jsp?navid=1
1000001&rootid=3&cmpAd=1.

26 September 2006

Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: September 26, 2006

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary